EXHIBIT 11

STATEMENT RE COMPUTATION OF PER SHARE EARNINGS

	Year Ended December 31,
	2014	2013	2012
Basic Earnings per Share	(In thousands, except per share amounts)
Average common shares outstanding	95,973	95,048	93,774

Income available to common shareholders	$ 116,750	$ 94,115	$ 84,295

Basic earnings per share	$ 1.22	$ 0.99	$ 0.90

Diluted Earnings per Share
Average common shares outstanding	95,973	95,048	93,774
Effect of dilutive shares	329	284	90

Average diluted shares outstanding	96,302	95,332	93,864

Income available to common shareholders	$ 116,750	$ 94,115	$ 84,295

Diluted earnings per share	$ 1.21	$ 0.99	$ 0.90